SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of March 06 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                 WIND SELECTS MARCONI'S ACCESS HUB FOR UMTS TRIAL

       Marconi to provide equipment to support first UMTS trial networks in Milan and Rome for WIND



London - 6 March 2003 - Wind, the Italian telecommunications operator, has selected Marconi's (MONI) Access Hub platform to support its Universal Mobile Telecommunications System (UMTS) pilot networks in Rome and Milan. Marconi will supply Wind with its AXH2500 equipment, the most advanced access node in Marconi's Access Hub's family, which is being used for the first time in a UMTS application in Italy.

Developed in Italy, Marconi's Access Hub (AXH2500) will aggregate UMTS traffic from Wind's metropolitan network to its core national network, which is based on Marconi's Synchronous Digital Hierarchy (SDH) equipment. UMTS is the European version of the third-generation (3G) wireless mobile-telephone system.

The use of Marconi's Access Hub for the UMTS trial will allow Wind to maximise the return on its existing Asymmetric Digital Subscriber Line (ADSL) access network investments in Marconi's Access Hub equipment and will deliver savings on operating costs.

ENDS/...

Notes to Editors

Marconi's Access Hub is a multi-service access node. It combines the functionality of Digital Subscriber Line Access Multiplexers (DSLAMs) along with the ability to aggregate all traffic types with one of the industry's highest port densities. With a 32-line xDSL line card, the Access Hub family supports up to 576 xDSL lines in a single shelf and can also act as a wireless or fibre aggregation point, supporting a wide range of distributed DSL topologies. The Access Hub supports up to 40Gbit/s of bandwidth on the back plane.

The Access Hub platform is completely managed by Marconi's ServiceOn Access network management system. ServiceOn Access is able to manage all of Marconi's access solutions from a single, unified platform providing operators with the advantage of a common look and feel for all the different technologies deployed in their access network.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Marconi contacts

Contacts
Name:     Joe Kelly              Heather Green

Title:    Public Relations       Investor Relations

Phone:    +44 (0) 207 306 1771   +44 (0) 207 306 1735

+44 (0) 207 603 1490             heather.green@marconi.com

joe.kelly@marconi.com





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


06 March 2003